Exhibit 99.1

The Hague, March 15, 2007

AEGON strengthens group pension business with acquisition of OPTAS N.V.

AEGON has reached an agreement to acquire Rotterdam-based OPTAS N.V., a Dutch life insurance company specializing in employee benefit products and services with a top ten position in the group pension market. The net consideration for AEGON of this transaction is approximately EUR 100 million.

The acquisition of OPTAS will strengthen AEGON’s top two position in the group pension market in the Netherlands. OPTAS’ strong penetration with companies and employees in the ports of Rotterdam and Amsterdam will allow AEGON to broaden its overall client base and offers opportunities to provide additional services. The combination of OPTAS and AEGON’s existing pension activities will lead to a more efficient platform to serve the group pension market. The transaction will have a slightly positive effect on AEGON N.V.’s earnings per share.

OPTAS N.V., the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies active in the transport and port industries) was converted into a public company in 1997. At the end of 2005, OPTAS had 60,000 policyholders and reported total gross written premiums of EUR 92 million, with total assets of EUR 4.3 billion.

AEGON will acquire OPTAS N.V. for a gross amount of approximately EUR 1.3 billion. Taking into account the excess capital of OPTAS, the net consideration is estimated to be approximately EUR 100 million. A portion of the shareholders’ equity of OPTAS is subject to restrictions as set out in the articles of association of the company. These restrictions assure continued fulfillment of existing policy obligations and will remain in force after the acquisition.

Upon completion of the transaction, OPTAS N.V. will become a subsidiary of AEGON The Netherlands. The transaction is not anticipated to lead to forced redundancies.

“OPTAS is a life insurer with a unique position in the Dutch ports”, said Johan van der Werf, CEO of AEGON The Netherlands. “I am proud that this company will become part of AEGON. We would like to leverage the pension expertise of OPTAS in close cooperation with AEGON The Netherlands to further strengthen the two companies’ pension activities. OPTAS’ customers can be confident that, working together, AEGON and OPTAS will continue to manage their pension businesses to the highest possible standards.”

“A few years ago, we determined that OPTAS would have to find a partner with a strong position in the group pension business. AEGON is a financially strong and leading pension provider. Its broad distribution capabilities and good relationships within the IFA channel were additional important considerations for OPTAS. I believe this transaction will ensure the long-term development of our business”, said Pieter Rietbergen, Managing Director of OPTAS N.V.

This acquisition agreement is subject to the consultation of the Works Councils of both OPTAS and AEGON The Netherlands, in addition to the approvals of the relevant regulatory authorities.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition is to be the best in the industry.

DISCLAIMER

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

t	All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:
t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, including:
•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
t	The frequency and severity of insured loss events;
t	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
t	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
t	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
t	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;
t	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31(0)70 344 83 05	+1 877 548 9668 (toll free) /+1 410 576 45 77
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

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